

March 4, 2021

Patrick Lavelle
President and Chief Executive Office
VOXX International Corporation
2351 J. Lawson Blvd.
Orlando, FL 32824

   Re: VOXX International Corporation
        Form 10-K for the Fiscal Year Ended February 29, 2020
        Response dated February 25, 2021
        File No. 001-09532

Dear Mr. Lavelle:

   We have reviewed your February 25, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

Form 10-K for the Fiscal Year Ended February 29, 2020

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA, Adjusted EBITDA, and Adjusted Diluted EBITDA per Common Share, page 44

1.   We read your response to comment 2. It appears that you have proposed to present EBITDA per diluted share and adjusted EBITDA per diluted share in your future quarterly and annual earnings press releases to be furnished in Item 2.02 Form 8-K. Please tell us why it is appropriate to present EBITDA per diluted share and adjusted EBITDA per diluted share, both non-GAAP liquidity measures, on a per share basis. We refer you to SEC Release No. 34-47226, footnote 11, and Question 102.05 of the Non-GAAP Compliance and Disclosure Interpretations.

You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services